                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                       CALIFORNIA CULINARY ACADEMY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   129905105
                   -----------------------------------------
                                (CUSIP Number)



      WILLIAM G. DE MAR                                THEODORE G. CROCKER
        6 Steuben Bay                                   244 Valhalla Drive
      Alameda, CA 94502                                 Solvang, CA 93463
        (510) 521-1979                                    (805) 350-0340


________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 6, 1999
                               ----------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                   (1 of 25)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William G. De Mar                 SS####-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------

                                   (2 of 25)

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            150,935

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          1,350,283
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             150,935

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,350,283

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,350,283

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]

------------------------------------------------------------------------------

                                   (3 of 25)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.4%

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore G. Crocker          SS$ ###-##-####

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


                                   (4 of 25)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            1,199,348

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          1,350,283
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,199,348

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          1,350,283

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,350,283

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.4%

                                   (5 of 25)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                   (6 of 25)

15   Item 1:  Security and Issuer.

     This Statement relates to the Common Stock, no par value (the "Common Stock"), of California Culinary Academy, Inc. (the "Company"). The address of the principal executive office of the Company is 625 Polk Street, San Francisco, California 94102.

Item 2:  Identity and Background.

     This Statement is filed on behalf of William G. De Mar and Theodore G. Crocker (the "Shareholders").

     The following sets forth as to each Shareholder: (a) his name; (b) his residence or business address; (c) his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such Shareholder was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) whether or not, during the last five years, such Purchaser was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Purchaser was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and (f) his citizenship.

1.   (a)  William G. De Mar.

     (b)  6 Steuben Bay
          Alameda, CA 94502

     (c)  Developer
          Antelope Development LLC
          8070 Soquel Drive
          Aptos, CA 95003

     (d)  Not applicable

     (e)  Not applicable

     (f)  United States.

2.   (a)  Theodore G. Crocker.

     (b)  244 Valhalla Drive
          Solvang, CA 93463

     (c)  Retired. Former CEO of California Culinary Academy
          625 Polk Street
          San Francisco, CA 94102

     (d)  Not applicable

     (e)  Not applicable

     (f)  United States.

                                   (7 of 25)

Item 3:  Source and Amount of Funds or Other Consideration.

     Since the filing of the Schedule 13D on July 7, 1999, Theodore G. Crocker and William G. De Mar, have not engaged in any transactions involving the Common Shares of California Culinary Academy (the "Issuer") as described below in Item 5.

     William G. De Mar currently has his shares in a Legg Mason Margin Account which is subject to the client agreement between William G. De Mar and Legg Mason.

     Theodore G. Crocker currently has his shares in the following margin accounts:

Sutro & Co., Legg Mason and U.S. Bancorp Piper Jeffrey and acquired beneficial ownership of his Common Stock of California Culinary Academy through his personal brokerage accounts at Sutro & Co., Legg Mason and U.S. Bancorp Piper Jeffrey, which are subject to the client agreements between Theodore G. Crocker and Sutro & Co., Legg Mason and U.S. Bancorp Piper Jeffrey.

Item 4:  Purpose of Transaction.

     On December 6, 1999, Career Education Corporation, a Delaware corporation, and the Shareholders, entered into an option agreement as part of a merger agreement between CCA Acquisition, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Career Education Corporation, and California Culinary Academy, Inc., a California corporation. A copy of this agreement is attached hereto as Exhibit B.

     Messrs. Crocker and DeMar continue to discuss, amongst themselves and with other shareholders and/or others, the business, operations and affairs of the Academy. As part of these discussions Messrs. Crocker and DeMar are continuing to explore the possibility of changes to the Academy's board of directors and/or management, including exploring the possibility of calling a special meeting of the Academy's shareholders to change the Academy's board of directors. As part of this process, on November 18, 1999, Mr. DeMar presented to the Academy, on behalf of himself and Mr. Crocker, a call for a special meeting of shareholders to be held on the earliest possible date. A copy of this letter is attached hereto as Exhibit C.

     Messrs. Crocker and DeMar expect to continue to carefully monitor the Academy's business, management and operations, and may take action in the future which could include efforts to remove and/or replace some or all of the Academy's board of directors. As part of these efforts, Messrs. Crocker and/or DeMar are continually engaged in discussions with other Academy shareholders and others concerning how to improve the Academy's operations and maximize shareholder value. These discussions may also result in Mr. Crocker and/or Mr. DeMar deciding to take further actions to improve shareholder value and/or the Academy's operations, including taking action to influence and/or change management of the Academy's business. However, there can be no assurance that Messrs. Crocker and/or DeMar will take such action(s), and no final decisions about any specific action has been taken. In addition, Mr. DeMar, as a member of the Academy's board of directors, is continually involved in all aspects of the Academy's business and operations, as well as discussions concerning the Academy's management and its board. Mr. DeMar's involvement is expected to continue for the foreseeable future.

                                  (8 of 25)

     Other than as described above or in Item 5 below, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or even specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

     Except for the actions described above in this Schedule 13D, the Shareholders have no intention, plan or proposal with respect to:

     1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer of any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

     5. Any material change in the present capitalization or dividend policy of the issuer;

     6. Any other material change in the issuer's business or corporate structure;

     7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     10.  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of December 3, 1999, each of the Shareholders beneficially owned the following amounts of Common Stock (the percentage of the Common Stock owned being indicated in parentheses and based upon 3,815,431 shares outstanding as set forth in the Form 10-Q filed by the Company for the quarter ended March 21,
1999).

          1.   William G. De Mar beneficially owned 150,935 shares.

          2.   Theodore G. Crocker beneficially owned 1,199,348 shares.

          As of December 3, 1999, the Shareholders beneficially owned an aggregate of 1,350,283 shares (35.4%) of the outstanding Common Stock.

     (b) The responses of each Purchaser to Items (7) through (11) of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

                                   (9 of 25)

         (c) The information concerning transactions in Common Stock effected by the Shareholders during the past sixty days is set forth on Exhibit A attached hereto and incorporated herein by reference.

         (d)   Not applicable.

         (e)   Not applicable.

Item 6: Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         From time to time, in the ordinary course of their investments, Messrs. De Mar and Crocker may have their shares on various margin accounts and/or use their securities as collateral on other obligations. Other than as described above, none of the Shareholders has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7:  Material to be Filed as Exhibits.

  A. Information concerning transactions in shares of the Common Stock effected by purchasing during the past sixty days

  B. Option Agreement dated December 6, 1999 between Career Education Corporation and California Culinary Academy

  C.   Letter dated November 18, 1999 Demanding Special Shareholders' Meeting

                                  (10 of 25)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 1999.



                                          /s/  William G. De Mar
                                          ----------------------------------
                                          William G. De Mar

                                          /s/  Theodore G. Crocker
                                          -----------------------------------
                                          Theodore G. Crocker

                                  (11 of 25)

                                                                       Exhibit A


                    Information Concerning Transactions in
                  Shares of the Common Stock Effected by the
                    Shareholders During the Past Sixty Days
                    ----------------------------------------


     The following transactions were effected principally on the Nasdaq National Market System. The price per share excludes brokerage commissions.

-----------------------------------------------------------------------------------------------------
Name of Purchaser      Date of Purchase or (Sale)    Shares Purchased or (Sold)      Price Per Share
-----------------------------------------------------------------------------------------------------
Theodore G. Crocker             10/06/99                       500(S)                  $4  3/4
                                10/06/99                     1,000(S)                  $4  1/2
                                10/07/99                     8,132(S)                  $4  1/8
                                12/01/99                     2,000(S)                  $3  1/2
                                12/02/99                     1,425(S)                  $3  1/2
-----------------------------------------------------------------------------------------------------

                                  (12 of 25)

                                   EXHIBIT B
 OPTION AGREEMENT DATED DECEMBER 6, 1999, BETWEEN CAREER EDUCATION CORPORATION
                        AND CALIFORNIA CULINARY ACADEMY



                                                                  EXECUTION COPY

                               OPTION AGREEMENT



     THIS OPTION AGREEMENT (the "Agreement") dated as of December 6, 1999 is by and between Career Education Corporation, a Delaware corporation (the "Acquiror"), and the other parties signatory hereto (each a "Shareholder").

                                   RECITALS

     Acquiror, CCA Acquisition, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Acquiror ("Acquisition Sub"), and California Culinary Academy, Inc., a California corporation (the "Company"), are negotiating an Agreement and Plan of Merger (as such agreement may be executed and amended from time to time, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement), a draft of which has been circulated to the parties, pursuant to which (and subject to the terms and conditions specified therein) the Acquisition Sub will be merged with and into the Company (the "Merger"), whereby each share of common stock, no par value, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, other than (i) shares of Company Common Stock owned, directly or indirectly, by the Company or any subsidiary of the Company or by Acquiror and (ii) Dissenting Shares.

     As a condition to Acquiror's negotiating and entering into the Merger Agreement, Acquiror requires that each Shareholder enter into, and each such Shareholder has agreed to enter into, this Agreement with Acquiror.

                                   AGREEMENT

     To implement the foregoing and in consideration of the mutual agreements contained herein, the parties hereby agree as follows:

   1. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS. Each Shareholder hereby severally and not jointly represents and warrants to Acquiror as follows:

          (a) OWNERSHIP OF SHARES. (i) Such Shareholder is either (a) the record holder or beneficial owner, either alone or with such Shareholder's spouse, of the number of or (b) trustee of a trust that is the record holder or beneficial owner of, and whose beneficiaries are the beneficial owners (such trustee, a "Trustee") of shares of Company Common Stock as is set forth opposite such Shareholder's name on Schedule I hereto (such shares shall constitute the "Existing Shares", and together with any shares of Company Common Stock acquired of record or beneficially by such Shareholder in any capacity after the date hereof and prior to the termination hereof, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise, shall constitute the "Shares").

                                  (13 of 25)

     (ii) On the date hereof, the Existing Shares set forth opposite such Shareholder's name on Schedule I hereto constitute all of the outstanding shares of Company Common Stock owned of record or beneficially by such Shareholder. Such Shareholder does not have record or beneficial ownership of any Shares not set forth on Schedule I hereto.

     (iii) Such Shareholder has sole power, or shared power with such Shareholder's spouse, of disposition with respect to all of the Existing Shares set forth opposite such Shareholder's name on Schedule I and sole power, or shared power with such Shareholder's spouse, to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares set forth opposite such Shareholder's name on Schedule I, with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

           (b) POWER; BINDING AGREEMENT. Such Shareholder has the legal capacity, power and authority to enter into and perform all of such Shareholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by such Shareholder will not violate any other agreement to which such Shareholder is a party or by which such Shareholder is bound including, without limitation, any trust agreement, voting agreement, Shareholders agreement, voting trust, partnership or other agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms. There is no beneficiary of or holder of interest in any trust of which a Shareholder is Trustee whose consent is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If such Shareholder is married and such Shareholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Shareholder's spouse, enforceable against such person in accordance with its terms.

           (c) NO CONFLICTS. Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable, and the expiration or termination of any applicable waiting period thereunder,
(A) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Shareholder and the consummation by such Shareholder of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby nor compliance by such Shareholder with any of the provisions hereof shall (x) conflict with or result in any breach of any applicable trust, partnership agreement or other agreements or organizational documents applicable to such Shareholder, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Shareholder or any of such Shareholder's properties or assets.

           (d) LIENS. Such Shareholder's Shares and the certificates representing such Shares are now and at all times during the term hereof will be held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or listed on Schedule 1(d).
                       -------------

                                  (14 of 25)

           (e) BROKERS. No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder in his or her capacity as such.

           (f) ACKNOWLEDGMENT. Such Shareholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon such Shareholder's execution and delivery of this Agreement with Acquiror.

           (g) REVIEW OF MERGER AGREEMENT. Such Shareholder has received and reviewed a copy of the Merger Agreement and the Company Disclosure Letter delivered therewith and, to the knowledge of such Shareholder, neither the Merger Agreement or the Company Disclosure Letter contains any untrue statement of a material fact or omits to state any material fact required to be state therein or necessary to make the statements therein not misleading.

2.   OPTION GRANTED TO ACQUIROR.

           (a) Each Shareholder, severally and not jointly, hereby grants to Acquiror an irrevocable option to purchase all, but not less than all, of such Shareholder's Shares at any time prior to the termination of the Merger Agreement in accordance with its terms, on the terms and subject to the conditions set forth herein (collectively, with respect to all the Shareholder's Shares, the "Acquiror Option"), which Acquiror Option shall attach to each Shareholder's Shares and be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Shareholder's heirs, guardians, administrators or successors or as a result of any divorce.

           (b) If Acquiror wishes to exercise the Acquiror Option, Acquiror shall send a written notice to each Shareholder of its election to exercise the Acquiror Option, any time prior to the Closing, which exercise shall be subject to the fulfillment of the conditions specified in Section 2(e) hereof. The place and date of the closing of the Acquiror Option ("Acquiror Option Closing") shall be the same as the Closing, and the time of the Acquiror Option Closing shall be immediately prior to the Closing.

           (c) At the Acquiror Option Closing, each Shareholder shall deliver to Acquiror all of such Shareholder's Shares by delivery of a certificate or certificates evidencing such Shares, duly endorsed to Acquiror or accompanied by stock powers duly executed in favor of Acquiror, with all necessary stock transfer stamps affixed.

           (d) At the Acquiror Option Closing, Acquiror shall pay to the Shareholders, by wire transfer in immediately available funds to the account of such Shareholders specified in writing no more than one business day prior to the Acquiror Option Closing, an amount equal to the product of the Merger Consideration and the number of Shares purchased pursuant to the exercise of the Acquiror Option.

           (e) Each of the following conditions must be satisfied at the time the Acquiror Option is exercised and at the time of the Acquiror Option Closing:

                    (i) no court, arbitrator or governmental body, agency or official shall have issued any order, decree or ruling (which has not been stayed or suspended pending appeal) and there shall not be any effective statute, rule or regulation, restraining, enjoining or prohibiting the consummation of the purchase and sale of the Shares pursuant to the exercise of the Acquiror Option;

                                  (15 of 25)

                    (ii) any waiting period applicable to the consummation of the purchase and sale of the Shares pursuant to the exercise of the Acquiror Option under the HSR Act shall have expired or been terminated; and

                    (iii) all of the conditions set forth in Article 6 of the Merger Agreement shall have been satisfied or waived.

3. CERTAIN COVENANTS OF SHAREHOLDERS. Except in accordance with the terms of this Agreement, each Shareholder hereby severally covenants and agrees as follows:

           (a) NO SOLICITATION. Prior to the termination of the Merger Agreement in accordance with its terms, no Shareholder shall, in its capacity as such, directly or indirectly (including through advisors, agents or other intermediaries), solicit (including by way of furnishing information) or respond to any inquiries or the making of any proposal by any person or entity (other than Acquiror, Acquisition Sub or any affiliate thereof) with respect to the Company that constitutes or could reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement). If any Shareholder in its capacity as such receives any such inquiry or proposal, then such Shareholder shall promptly inform Acquiror in writing of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Shareholder, in its capacity as such, will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

           (b) RESTRICTION ON TRANSFER, PROXIES AND NONINTERFERENCE; RESTRICTION ON WITHDRAWAL. Prior to the termination of the Merger Agreement in accordance with its terms, no Shareholder shall, directly or indirectly: (i) except pursuant to the terms of the Merger Agreement and to Acquiror pursuant to this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Shareholder's Shares or any interest therein, including any trust income or principal, except in each case to a Permitted Transferee who is or agrees in a writing executed by the Acquiror to become bound by this Agreement; (ii) grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing such Shareholder's obligations under this Agreement. For purposes of the Agreement, "Permitted Transferees" means, with respect to a Shareholder, any of the following persons:
(a) the spouse of such Shareholder, provided that at all relevant times of determination such Shareholder is not separated or divorced from, or is not involved in separation or divorce proceedings with, such spouse; (b) the issue of such Shareholder; (c) any charitable foundation or similar organization founded by such Shareholder; (d) a trust of which there are no principal beneficiaries other than (i) such Shareholder, (ii) such Shareholder's spouse (provided that at all relevant times of determination such Shareholder is not separated or divorced from, or is not involved in separation or divorce proceedings with, such spouse), (iii) the issue of such Shareholder, or (iv) any charitable foundation or similar organization founded by such Shareholder; (e) the legal representative of such Shareholder in the event such Shareholder becomes mentally incompetent; and (f) the beneficiaries under (i) the will of such Shareholder or the will of such Shareholder's spouse, or (ii) a trust described in clause (d) above.

           (c) WAIVER OF APPRAISAL AND DISSENTER'S RIGHTS. Each Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Shareholder may

                                  (16 of 25)
have. Each Trustee represents that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

           (d) NO TERMINATION OR CLOSURE OF TRUSTS. Unless, in connection therewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to one or more Shareholders and remain subject in all respects to the terms of this Agreement, or other Permitted Transferees who upon receipt of such Shares become signatories to this Agreement, the Shareholders who are Trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the termination of the Merger Agreement in accordance with its terms.

           (e) VOTING OF COMPANY STOCK. Each Shareholder hereby agrees that, prior to the termination of the Merger Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of the Company Common Stock, he will appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Shares, except as otherwise agreed to in writing in advance by the Acquiror in its sole discretion, in favor of any business combination with Acquiror and against the following actions: (a) any Acquisition Proposal (as defined in the Merger Agreement) or (b) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement or the Merger Agreement. Each Shareholder agrees that he will not enter into any agreement or understanding with any Person the intended or reasonably anticipated effect of which would be inconsistent with or violative of any provision contained in this Section 3(e).

           (f) GRANT OF PROXY; APPOINTMENT OF PROXY. Each Shareholder hereby revokes any and all previous proxies granted with respect to the Shares. Prior to the termination of the Merger Agreement in accordance with its terms, each Shareholder hereby irrevocably grants to, and appoints, Acquiror, or any nominee of Acquiror, such Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote the Existing Shares at every annual, special, or adjourned meeting, or grant a consent or approval in respect of the Shares in favor of any business combination proposed by Acquiror, and against the following actions (a) any Acquisition Proposal (as defined in the Merger Agreement) or (b) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by this Agreement or the Merger Agreement. Each Shareholder shall have no claim against such proxy and attorney-in-fact, for any action taken, decision made or instruction given by such proxy and attorney-in-fact on accordance with this Agreement or the Merger Agreement. Such proxy is irrevocable and the appointment is coupled with an interest in the Shares.

4. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

5. CERTAIN EVENTS. Each Shareholder agrees that this Agreement and the obligations hereunder shall attach to such Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Shareholder's heirs, guardians, administrators or successors or as a result of any divorce.

                                  (17 of 25)

6. STOP TRANSFER. Each Shareholder agrees with, and covenants to, Acquiror that such Shareholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Shares, unless such transfer is made in compliance with this Agreement.

7. TERMINATION. If the Merger Agreement is signed by December 15, 1999, then in the event the Merger Agreement is terminated in accordance with its terms, the obligations set forth in this Agreement shall also terminate. If the Merger Agreement is not signed by December 15, 1999, then the obligations set forth in this Agreement will terminate upon the later to occur of: (a) December 15, 1999; or (b) December 15, 2000, if an Acquisition Proposal is announced or consummated before December 15, 2000.

8.   MISCELLANEOUS.

           (a) ENTIRE AGREEMENT; ASSIGNMENT. This Agreement, together with the Merger Agreement (and the Exhibits and Schedule thereto) (i) constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other party.

           (b) AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto; provided that Schedule I may be supplemented by Acquiror by adding the name and other relevant information concerning any Shareholder of the Company who is or agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added Shareholder shall be treated as a "Shareholder" for all purposes of this Agreement.

           (c) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given; as of the date of delivery, if delivered personally; upon receipt of confirmation, if telecopied or upon the next business day when delivered during normal business hours to an overnight courier service, such as Federal Express, in each case to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice; unless the sending party has knowledge that such notice or other communication hereunder was not received by the intended recipient:

           If to the Shareholders:

                    Theodore G. Crocker
                    244 Valhalla Drive
                    Solvang, CA 93463

                    William G. DeMar
                    6 Steuban Bay
                    Alameda, CA 94502

                    Thomas C. Green
                    c/o Thomas Green Securities
                    601 S. Figueroa Street, Suite 2750
                    Los Angeles, CA 90017

                                  (18 of 25)
           with a copy to:

                    William E. Waterman, Jr.
                    600 West Ninth Street
                    Suite 1109
                    Los Angeles, CA 90015
                    Fax:   213/891-9335

           If to Acquiror:

                    Career Education Corporation
                    2800 West Higgins Road, Suite 790
                    Hoffman Estates, IL 60195
                    Attn:  John M. Larson, President and Chief Executive Officer
                    Fax:   847/781-3610

           with a copy to:

                    Katten Muchin & Zavis
                    525 West Monroe Street, Suite 1600
                    Chicago, IL 60661-3693
                    Attn:  Lawrence D. Levin
                    David J. Kaufman
                    Fax:   312/577-8641

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

           (d) GOVERNING LAW. The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of California, without giving effect to the principles of conflict of laws thereof.

           (e) COSTS. The parties will each be solely responsible for and bear all of its own respective expenses, including, without limitation, expenses of legal counsel, accountants, and other advisors, incurred at any time in connection with pursuing or consummating the Agreement and the transactions contemplated thereby.

           (f) ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

           (g) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same Agreement.

           (h) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

                                  (19 of 25)

           (i) SEVERABILITY. If any term or provision of this Agreement or the application thereof to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

           (j) DEFINITIONS; CONSTRUCTION. For purposes of this Agreement:

                    (i) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

                    (ii) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                    (iii) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. In addition, in the event of any change in the Company's capital stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of the Company which would have the effect of diluting or changing the Acquiror's rights hereunder, the number and kind of shares or securities subject to the Option and the purchase price per Share (but not the total purchase price) shall be appropriately and equitably adjusted so that the Acquiror shall receive upon exercise or the Acquiror Option the number and class of shares or other securities or property that the Acquiror would have received in respect of the Shares purchasable upon exercise of the Acquiror Option if the Acquiror Option had been exercised immediately prior to such event. Each Shareholder shall take such steps in connection with such consolidation, merger, liquidation or other such action as may be necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Acquiror Option.

           (k) SHAREHOLDER CAPACITY. Notwithstanding anything herein to the contrary, no person executing this Agreement who is, or becomes during the term hereof, a director of the Company makes any agreement or understanding herein in his or her capacity as such director, and the agreements set forth herein shall in no way restrict any director in the exercise of his or her fiduciary duties as a director of the Company. Each Shareholder has executed this Agreement solely in his or her capacity as the record or beneficial holder of such Shareholder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of such Shareholder's Shares.


                           [Signature Page Follows]

                                  (20 of 25)

     IN WITNESS WHEREOF, Acquiror and each Shareholder have caused this Agreement to be duly executed as of the day and year first above written.


   /s/ Theodore G. Crocker         CAREER EDUCATION CORPORATION
_______________________________
     Theodore G. Crocker

    /s/ William G. DeMar
_______________________________    By: /s/ John M. Larson
      William G. DeMar                 ____________________________________
                                       Name:  John M. Larson
                                       Title: President and Chief Executive
                                              Officer
     /s/ Thomas C. Green
_______________________________
       Thomas C. Green

                                  (22 of 25)

                                 SCHEDULE I(d)



----------------------------------------------------------------------------------------------------------

    Record Holder        Number of Shares                 Account                   Type of Account
----------------------------------------------------------------------------------------------------------
Theodore G. Crocker       313,550                 Wells Fargo Bank (Line        Collateral for lines of
                                                  of Credit)                    credit
----------------------------------------------------------------------------------------------------------
                          403,538                 Mid Peninsula Bank (Line      Collateral for lines of
                                                  of Credit)                    credit
----------------------------------------------------------------------------------------------------------
                          200,000                 First National Bank (Line     Collateral for lines of
                                                  of Credit)                    credit
----------------------------------------------------------------------------------------------------------
                           63,550                 Co-America Bank (Line         Collateral for lines of
                                                  of Credit)                    credit
----------------------------------------------------------------------------------------------------------
                          208,408                 Legg Mason                    General margin account
----------------------------------------------------------------------------------------------------------
                            3,702                 Piper Jaffray                 General margin account
----------------------------------------------------------------------------------------------------------
                            6,600                 Sutro                         Shares unencumbered
----------------------------------------------------------------------------------------------------------
        TOTAL           1,199,348
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

    Record Holder        Number of Shares                 Account                   Type of Account
----------------------------------------------------------------------------------------------------------
William DeMar                 900                 Investec                      General margin account
----------------------------------------------------------------------------------------------------------
                              100                 MDG                           General margin account
----------------------------------------------------------------------------------------------------------
                          149,935                 Legg Mason                    General margin account
----------------------------------------------------------------------------------------------------------
        TOTAL             150,935
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

    Record Holder        Number of Shares                 Account                   Type of Account
----------------------------------------------------------------------------------------------------------
Thomas C. Green           177,127                 Thomas Green Securities,      General margin account
                                                  Inc.
----------------------------------------------------------------------------------------------------------

                                  (23 of 25)

                               CONSENT OF SPOUSE
                               -----------------

     The undersigned, __________, does hereby certify that: I am the spouse of _________; I have carefully read the foregoing Option Agreement (the "Agreement") to which this consent is attached relating to the granting of an option with respect to the stock of California Culinary Academy, Inc. (the "CCA Stock"). I fully and completely understand its meaning and effect; I fully and completely consent to and approve the purposes and wisdom of its provisions and agree to be bound by the terms thereof to the extent that it may affect any community property that I may have together with my spouse or any separate property interest that I may have in the CCA Stock; I agree to be bound by the terms and conditions of said instrument as surviving spouse, heir, devisee or legatee of my spouse, to the extent that my interest may be affected; and I acknowledge that the parties to the Agreement to which this consent is attached are entering into it in reliance on the consent herein given by me. I have been advised of my right to obtain separate counsel.


Dated: ___________________________                ______________________________

                                  (24 of 25)

                                   EXHIBIT C
    LETTER dated NOVEMBER 18, 1999, DEMANDING SPECIAL SHAREHOLDERS' MEETING

November 18, 1999

Mr. Keith H. Keogh
President
California Culinary Academy, Inc.
625 Polk Street
San Francisco, California 94102

Dear Mr. Keogh:

The undersigned are shareholders of California Culinary Academy, Inc. ("CCA" or the "Company"), and together own more than 10 percent (10%) of the issued and outstanding common shares of the Company.

The undersigned shareholders hereby request that a special meeting of the CCA shareholders be called at the earliest date possible and set for 4:00 P.M., California time, on the earliest possible date. There is one item of business to be transacted at the special meeting of shareholders: the election of a new CCA Board of Directors.

Reference is made to Article II, Section 5 (Special Meetings), of the CCA Bylaws. "A special meeting of the shareholders may be called at any time by . .
 . one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. . . If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted. . . The officer receiving the request shall cause notice to be promptly given to the shareholders entitled to vote, in accordance with the provisions of Section 6 and 7 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) days nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice. . ." It is the intention of the undersigned to give notice to CCA shareholders, if you have not given notice before December 8, 1999.

If you have any questions, please feel free to contact Mr. DeMar.

Sincerely,


Theodore G. Crocker


William G. DeMar

                                  (25 of 25)